Exhibit 99.1

InflaRx Reports Full Year 2025 Results and Highlights
Key Achievements and Expected Milestones

●	Promising Phase 2a data announced for izicopan, underscoring its potential as a meaningfully differentiated, effective and safe oral inhibitor of C5aR

●	Substantial progress made toward Phase 2b readiness for izicopan in hidradenitis suppurativa (HS)

●	InflaRx actively reviewing and considering additional development in ANCA-associated vasculitis (AAV)

●	To broaden izicopan signal-finding activities and expedite proof-of-concept studies into additional indications in inflammation and immunology (I&I), InflaRx intends to conduct a pharmacokinetic (PK) bridging study in China this year

●	Active dialog with potential collaborators to expedite the Company’s total pipeline development goals continues

●	InflaRx to host a virtual Capital Markets Day this spring to detail the expected clinical development path for izicopan in HS and to highlight its potential in HS, AAV and select additional I&I indications

●	Cash, cash equivalents and marketable securities totaled €46.2 million on December 31, 2025, expected to fund ongoing operations to mid-2027

Jena, Germany, March 19, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced its financial results for the three and twelve months ended December 31, 2025, and provided a business update.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, said:

“With the strong Phase 2a results reported in hidradenitis suppurativa and chronic spontaneous urticaria, and its best-in-class potential, we made the strategic decision to focus our resources on izicopan. We are in active discussions with the FDA for the design of our Phase 2b trial in HS and look forward to establishing a clear path forward soon. By tightly focusing the Company on izicopan in select inflammation and immunology indications, we believe we are well positioned to advance to the next stage of development and effectively execute our plans.”

Select Recent Highlights and Business Update

Next steps with izicopan

In November 2025, InflaRx announced positive topline data from a Phase 2a basket study exploring izicopan in HS and chronic spontaneous urticaria (CSU). InflaRx believes results from this study provide strong rationale for further development, with a priority placed on HS. In HS, InflaRx has made substantial progress towards Phase 2b readiness and expects to close out communications with the FDA in the upcoming months. In CSU, where InflaRx continues to weigh options, the Company remains in ongoing dialog with key opinion leaders who remain supportive of izicopan’s potential in CSU to address unmet need.

Complete Phase 2a results are targeted for release at major scientific meetings this year. In addition, InflaRx expects to host a virtual Capital Markets Day this spring to provide clarity on izicopan’s expected clinical development path in HS, greater insight into the HS market opportunity, and updated thinking on izicopan’s clinical utility in select additional I&I indications, including AAV.

As the Company evaluates the optimal strategy to fully realize izicopan’s potential as a pipeline-in-a-product, it is actively reviewing and considering additional development in AAV. Izicopan was designed as a best-in-class therapy, offering differentiated chemistry, metabolic properties, and safety advantages over the currently marketed C5aR inhibitor. This includes minimal CYP3A4/5 inhibition measured in pre-clinical studies, which suggests a low potential for drug-drug interactions and liver toxicity. The Company believes these features could unlock significant opportunities for development across multiple meaningful I&I markets, including AAV, where safer and more active drugs are needed.

Furthermore, with the goal of generating proof-of-concept data in additional I&I indications as efficiently as possible, InflaRx intends to conduct a PK bridging study with izicopan in China this year to expedite subsequent proof-of-concept studies in China and elsewhere.

Summary of izicopan Phase 2a data in HS and CSU reported to date

In HS, izicopan induced rapid, meaningful and consistent reductions in the number of abscesses and nodules (ANs) and draining tunnels (dTs), in addition to improvements in measures such as HiSCR, IHS4, NRS30, and DLQI. Improvements in reported efficacy measures were largely rapid and consistent, beginning from Week 1, and deepened over the 4-week treatment period. Furthermore, initial data reported from 25 HS patients who completed the 4-week off-drug follow-up period showed that HiSCR responses continued to deepen four weeks after the treatment period. No signals of safety concern were detected. Given this positive biologic-like emerging clinical profile, InflaRx believes izicopan’s market opportunity in HS could substantially exceed $1 billion.

In CSU, reported improvements in clinical measures such as UAS7 indicate a level of activity that exceeds average historically reported placebo levels and is within the range of existing approved CSU therapies. Furthermore, in the subset of patients with severe CSU at baseline (UAS7 of 28–42) and those who presented with angioedema, the improvement appeared greater. Initial data reported from patients who completed the 4-week off-drug observational follow-up period indicated that patients continued to benefit from izicopan four weeks after the last dose. No signals of safety concern were detected. Overall, InflaRx believes these data suggest that izicopan is active in CSU. Given this positive emerging clinical profile and an addressable market for izicopan that InflaRx believes could exceed $1 billion, the Company is considering further development for izicopan in CSU.

Vilobelimab for pyoderma gangrenosum (PG)

In December 2025, InflaRx announced that post-hoc analyses performed on the Phase 3 trial for vilobelimab in PG previously terminated for futility suggest a positive trend in favor of vilobelimab. The analyses found signals indicating a consistent treatment effect on clinical measures such as disease remission, proportion of patients with >50% reduction of target ulcer volume, DLQI, and ulcer volume mean change from baseline. While InflaRx is currently prioritizing its HS-related interactions with the dermatology division of the FDA, the Company continues to anticipate meeting with the agency to determine a potential development path forward for vilobelimab in PG. InflaRx expects that any future development activities in PG would likely be conducted only in collaboration with a partner.

In addition, late-breaking abstract titled “Vilobelimab Treatment for Ulcerative Pyoderma Gangrenosum: Results from a Multicenter, Randomized, Placebo Controlled Phase 3 Trial” has been selected for an oral presentation during the Late-Breaking Research abstract session at the 2026 American Academy of Dermatology (AAD) Annual Meeting on March 28, 2026, 2:24-2:36 PM MT.

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “Our goal is to implement a clear, focused strategy that directs our resources toward izicopan, our highest value asset and pipeline-in-a-product. With this focus and related significant cost reductions, we have a projected cash runway to mid-2027 and believe we are well positioned to execute on our key milestones and the next phase of our clinical development plan.”

2025 Financial Highlights

GOHIBIC revenue and cost of sales

As part of its strategy focused on capital-efficient execution announced in January 2026, InflaRx carried out significant reductions in GOHIBIC (vilobelimab) commercial spending and related functions, including personnel-related costs, as well as the termination or modification of certain third-party contracts. InflaRx will keep GOHIBIC (vilobelimab) available for ordering inside the United States under its Emergency Use Authorization and maintain the ability to satisfy demand in the United States on a reactive basis.

Cost of sales expenses increased by €4.0 million for the year ended December 31, 2025 compared to the corresponding costs for the year ended December 31, 2024 primarily due to higher inventory write-downs of €4.0 million. As a result of the scaling back and discontinuation of GOHIBIC sales activities in the United States, the related inventory has been fully written down.

Marketing and sales expenses

Marketing and sales expenses for the twelve months ended December 31, 2025 decreased by €2.3 million compared to the twelve months ended December 31, 2024. This decrease was primarily due to lower costs in external services for distribution and marketing expenses.

Research and development expenses

Research and development expenses decreased by €9.6 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to lower third-party costs from manufacturing development activities and from clinical trials, which decreased by €7.2 million, and €2.2 million lower other expenses compared to the previous year.

General and administrative expenses

General and administrative expenses increased by €0.5 million to €13.5 million for the year ended December 31, 2025, from €13.0 million for the year ended December 31, 2024. This increase is comprised of higher legal and consulting fees by €0.6 million and higher personnel expenses by €0.3 million, offset by €0.5 million lower other expenses, associated with insurance expenses.

Other income

Other income decreased by €2.6 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, due primarily to lower income from government grants and research allowances. In 2024, upon qualifying for an allowance under the German Research Allowance Act, InflaRx recognized €5.1 million in income relating to expenses eligible for reimbursement, which were incurred in the years 2020 to 2024. In 2025, we recognized €2.6 million for the year 2025. We remain eligible for reimbursement of eligible expenses to be incurred from 2026 to 2027.

Net financial result

For the twelve months ended December 31, 2025, net financial result decreased by €4.3 million from a gain of €6.9 million in the twelve months ended December 31, 2024. This decrease was mainly attributable to the decrease of the foreign exchange result by €8.5 million due to the weakening of the U.S. dollar. Financial result decreased by €1.4 million due to lower interest income on marketable securities. This effect was partially offset by a gain of €5.7 million from the fair value remeasurement of pre-funded warrants issued in February 2025.

Net loss

For the years ended December 31, 2025, and 2024, the Company incurred net losses of €45.6 million or €0.68 per ordinary share and €46.1 million or €0.78 per ordinary share, respectively.

Liquidity and capital resources

As of December 31, 2025, total funds available amounted to approximately €46.2 million, comprised of €16.0 million in cash and cash equivalents and €30.2 million in marketable securities.

Net cash used in operating activities

Net cash used in operating activities increased to €35.3 million in the year ended December 31, 2025, from €48.6 million in the year ended December 31, 2024.

Net cash from investing activities

Net cash used in investing activities during the year ended December 31, 2025 amounted to €3.2 million due to lower proceeds from sales of marketable securities. During the previous year ending on December 31, 2024, the Company had a net cash outflow of €52.4 million due to more cash outflows from the purchase of marketable securities than inflows from the proceeds from sales of marketable securities.

Net cash from financing activities

Net cash generated from financing activities increased to €33.3 million in the year ended December 31, 2025, from €0.4 million in the year ended December 31, 2024, primarily due to higher proceeds from the issuance of shares and pre-funded warrants.

InflaRx N.V. and subsidiaries

Consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	(in €, except for share data)

Revenues	29,331	165,789	63,089
Cost of sales	(7,267,618)	(3,317,039)	(532,262)
Gross profit	(7,238,287)	(3,151,250)	(469,173)
Marketing and sales expenses	(4,482,011)	(6,756,595)	(4,001,299)
Research and development expenses	(25,720,788)	(35,363,897)	(41,024,131)
General and administrative expenses	(13,475,085)	(13,024,441)	(12,628,756)
Other income	2,671,380	5,287,616	13,219,704
Other expenses	(14,629)	(297)	(4,440)
Operating result	(48,259,420)	(53,008,864)	(44,908,096)
Finance income	1,845,428	3,196,813	3,804,827
Finance expenses	(39,239)	(20,655)	(35,628)
Foreign exchange result	(4,852,203)	3,670,235	(1,841,872)
Other financial result	5,683,935	103,285	313,240
Income taxes	(12,282)	(5,217)	—
Loss for the period	(45,633,780)	(46,064,402)	(42,667,529)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(269,131)	58,344	125,085
TOTAL COMPREHENSIVE LOSS	(45,902,911)	(46,006,058)	(42,542,444)

Share information
Weighted average number of shares outstanding	67,288,321	58,919,958	54,940,137
Loss per share (basic/diluted)	(0.68)	(0.78)	(0.78)

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of December 31, 2025 and December 31, 2024

	December 31, 2025	December 31, 2024
	(in €)
ASSETS
Non-current assets
Property and equipment	289,317	256,280
Right-of-use assets	861,667	758,368
Intangible assets	42,255	50,781
Other assets	151,198	204,233
Financial assets	237,373	3,092,290
Total non-current assets	1,581,810	4,361,952
Current assets
Inventories	—	6,897,666
Current other assets	3,261,038	5,103,402
Other assets from government grants and research allowance	2,487,763	5,081,772
Tax receivable	1,428,428	1,735,335
Financial assets	30,435,088	34,462,352
Cash and cash equivalents	16,022,171	18,375,979
Total current assets	53,634,487	71,656,505
TOTAL ASSETS	55,216,297	76,018,457

EQUITY AND LIABILITIES
Equity
Issued capital	8,675,143	7,122,205
Share premium	354,975,760	334,929,685
Other capital reserves	48,560,500	44,115,861
Accumulated deficit	(377,826,001)	(332,192,221)
Other components of equity	7,171,379	7,440,510
Total equity	41,556,781	61,416,039
Non-current liabilities
Lease liabilities	640,973	399,066
Other liabilities	36,877	36,877
Total non-current liabilities	677,850	435,943
Current liabilities
Trade and other payables	5,399,383	11,394,232
Lease liabilities	256,943	406,020
Employee benefits	1,164,259	2,064,678
Liabilities to warrant holders	5,802,128	—
Other liabilities	358,954	301,544
Total current liabilities	12,981,666	14,166,475
Total liabilities	13,659,516	14,602,417
TOTAL EQUITY AND LIABILITIES	55,216,297	76,018,457

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the twelve months ended December 31, 2025, 2024 and 2023

in €	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 01, 2023	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,080	88,349,440
Loss for the Period	—	—	—	(42,667,529)	—	(42,667,529)
Exchange differences on translation of foreign currency	—	—	—	—	125,085	125,085
Total Comprehensive Loss	—	—	—	(42,667,529)	125,085	(42,542,444)
Issuance of ordinary shares	1,687,110	54,796,819	—	—	—	56,483,929
Transaction costs	—	(3,360,626)	—	—	—	(3,360,626)
Equity-settled share-based payments	—	—	3,414,489	—	—	3,414,489
Share options exercised	14,431	222,512	—	—	—	236,943
Balance as of December 31, 2023	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the Period	—	—	—	(46,064,402)	—	(46,064,402)
Exchange differences on translation of foreign currency	—	—	—	—	58,344	58,344
Total Comprehensive Loss	—	—	—	(46,064,402)	58,344	(46,006,058)
Issuance of ordinary shares	56,213	1,042,076	—	—	—	1,098,289
Transaction costs	—	(323,729)	—	—	—	(323,729)
Equity-settled share-based payments	—	—	4,065,807	—	—	4,065,807
Balance as of December 31, 2024	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the Period	—	—	—	(45,633,780)	—	(45,633,780)
Exchange differences on translation of foreign currency	—	—	—	—	(269,131)	(269,131)
Total Comprehensive Loss	—	—	—	(45,633,780)	(269,131)	(45,902,911)
Issuance of ordinary shares	1,552,938	21,347,913	—	—	—	22,900,851
Transaction costs	—	(1,301,837)	—	—	—	(1,301,837)
Equity-settled share-based payments	—	—	4,444,639	—	—	4,444,639
Balance as of December 31, 2025	8,675,143	354,975,760	48,560,500	(377,826,001)	7,171,379	41,556,781

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows
for the twelve months ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	(in €)
Operating activities
Loss for the period	(45,633,780)	(46,064,402)	(42,667,529)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	419,483	485,114	567,780
Net finance income	(2,637,922)	(6,949,679)	(2,240,566)
Share-based payment expense	4,444,639	4,065,807	3,414,489
Net foreign exchange differences	1,533,408	(37,101)	413,017

Changes in:
Other assets from government grants and research allowances	2,594,009	(5,081,772)	732,971
Other assets and trade receivables	2,202,304	1,042,513	7,825,181
Employee benefits	(900,419)	454,912	297,518
Other liabilities	57,410	(2,584,228)	2,738,164
Liabilities from government grants received	—	—	(6,209,266)
Trade and other payables	(5,994,849)	(580,129)	6,986,824
Inventories	6,897,666	4,470,141	(11,367,807)
Interest received	1,738,197	2,243,197	1,732,284
Interest paid	(34,474)	(21,064)	(36,025)
Net cash used in operating activities	(35,314,328)	(48,556,690)	(37,812,966)
Investing activities
Purchase of intangible assets and property and equipment	(115,694)	(46,871)	(81,100)
Purchase of current and non-current financial assets	(46,100,315)	(35,340,107)	(104,051,972)
Proceeds from sale of current financial assets	49,449,058	87,751,331	86,436,456
Net cash from/ (used in) investing activities	3,233,048	52,364,354	(17,696,616)
Financing activities
Proceeds from issuance of ordinary shares	22,900,851	1,098,289	56,483,929
Proceeds from pre-funded warrants	12,915,909	—	—
Transaction costs from issuance of ordinary shares and pre-funded warrants	(2,142,530)	(323,729)	(3,360,626)
Proceeds from exercise of share options	—	—	236,943
Repayment of lease liabilities	(357,583)	(388,114)	(373,977)
Net cash from financing activities	33,316,646	386,446	52,986,269
Net in-/decrease in cash and cash equivalents	1,235,366	4,194,110	(2,523,313)
Effect of exchange rate changes on cash and cash equivalents	(3,589,174)	1,413,926	(974,099)
Cash and cash equivalents at beginning of period	18,375,979	12,767,943	16,265,355
Cash and cash equivalents at end of period	16,022,171	18,375,979	12,767,943

About GOHIBIC (vilobelimab)

In the United States, vilobelimab has been granted an Emergency Use Authorization by the U.S. Food and Drug Administration (FDA) for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation (IMV) or extracorporeal membrane oxygenation (ECMO) under the trade name GOHIBIC. The emergency use of GOHIBIC (vilobelimab) is only authorized for the duration of the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biological products during the COVID-19 pandemic under Section 564(b)(1) of the Act, 21 U.S.C. § 360bbb-3(b)(1), unless the declaration is terminated, or authorization revoked sooner. GOHIBIC (vilobelimab) is an investigational drug that has not been approved by the FDA for any indication, including for the treatment of COVID-19. There is limited information known about the safety and effectiveness of using GOHIBIC (vilobelimab) to treat people in the hospital with COVID-19. Please see additional information in the Fact Sheet for Healthcare Providers, Fact Sheet for Patients and Parents/Caregivers and FDA Letter of Authorization on the GOHIBIC website http://www.gohibic.com.

In the European Union, GOHIBIC (vilobelimab) has been granted marketing authorization (Marketing Authorization) under exceptional circumstances for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome (ARDS) who are receiving systemic corticosteroids as part of standard of care and receiving IMV with or without ECMO. The EU approval of GOHIBIC (vilobelimab) is supported by the previously announced results of the multicenter Phase 3 PANAMO trial, one of the largest 1:1 randomized, double-blind, placebo-controlled trials in invasively mechanically ventilated COVID-19 patients in intensive care units. The results showed that vilobelimab treatment improved survival with a relative reduction in 28-day all-cause mortality of 23.9% compared to placebo in the global data set. The data were published in The Lancet Respiratory Medicine.

A Marketing Authorization under exceptional circumstances is recommended when the benefit/risk assessment is determined to be positive but, due to the rarity of the disease, it’s unlikely that comprehensive data can be obtained under normal conditions of use. Under the terms of GOHIBIC (vilobelimab)’s approval in the European Commission, InflaRx will provide annual updates to European Medicines Agency on the previously announced clinical platform study by the Biomedical Advanced Research and Development Authority. Vilobelimab is included in this study as one of three new potential therapies for treating ARDS.

The COVID-19 related work described herein was partly funded by the German Federal Government through grant number 16LW0113 (VILO-COVID). All responsibility for the content of this work lies with InflaRx.

Important Safety Information about GOHIBIC (vilobelimab)

There is limited clinical data available for GOHIBIC (vilobelimab). Serious and unexpected adverse events (AEs) may occur that have not been previously reported with GOHIBIC (vilobelimab) use.

GOHIBIC (vilobelimab) has been associated with an increase of serious infections. In patients with COVID-19, monitor for signs and symptoms of new infections during and after treatment with GOHIBIC (vilobelimab). Hypersensitivity reactions have been observed with GOHIBIC (vilobelimab). If a severe hypersensitivity reaction occurs, administration of GOHIBIC (vilobelimab) should be discontinued and appropriate therapy initiated.

The most common adverse reactions (incidence ≥3%) are pneumonia, sepsis, delirium, pulmonary embolism, hypertension, pneumothorax, deep vein thrombosis, herpes simplex, enterococcal infection, bronchopulmonary aspergillosis, hepatic enzyme increased, urinary tract infection, hypoxia, thrombocytopenia, pneumomediastinum, respiratory tract infection, supraventricular tachycardia, constipation, and rash.

Healthcare providers and/or their designee are responsible for mandatory FDA MedWatch reporting of all medication errors, serious AEs or deaths that occur during GOHIBIC (vilobelimab) treatment and are considered to be potentially attributable to GOHIBIC (vilobelimab).

Report side effects to the FDA at 1-800-FDA-1088 or www.FDA.gov/medwatch. In addition, side effects can be reported to InflaRx at: pvusa@inflarx.de.

For the full prescribing information and additional important safety information, please visit www.GOHIBIC.com.

About vilobelimab

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of free C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism of the innate immune system, which is not the case for molecules blocking C5. In pre-clinical studies, vilobelimab has been shown to control the inflammatory response-driven tissue and organ damage by specifically blocking free C5a as a key “amplifier” of this response.

About izicopan

Izicopan is an orally administered, small molecule inhibitor of the C5a receptor Ca5R1 that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan has minimal inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules (ANs) and draining tunnels (dTs), robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7).

About InflaRx N.V.

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of several inflammatory diseases, including hidradenitis suppurativa. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:

InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome, or ARDS; the potential strategic transactions or collaborations, including a potential partnership of izicopan, or vilobelimab for PG; the success of our future clinical trials for izicopan, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.